UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2009

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On November 9, 2009, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2009. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, and acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date: November 11, 2009

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated November 9, 2009

5

Exhibit 99.1

Contacts:

Roland Sackers Chief Financial Officer QIAGEN N.V. e-mail: roland.sackers@qiagen.com	Dr. Solveigh Mähler Director Investor Relations QIAGEN N.V. +49 2103 29 11710 e-mail: solveigh.maehler@qiagen.com

Albert F. Fleury Associate Director Investor Relations North America QIAGEN N.V. +1 301 944 7028 e-mail: albert.fleury@qiagen.com

QIAGEN Reports Strong Third Quarter 2009 Results

•	16% Revenue Growth on Constant Exchange Rates
•	15% Organic Revenue Growth
•	31% Operating Margin, adjusted
•	$0.26 Adjusted EPS

Venlo, The Netherlands, November 9, 2009—QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) today announced the results of operations for the third quarter and the nine-month period ended September 30, 2009.

The reported net sales and the adjusted earnings per share for the third quarter 2009 exceeded the guidance provided by the Company on August 11, 2009.

Third Quarter 2009 Results

QIAGEN's Third Quarter 2009 (in US$ millions, except per share information)
	Q3 2009	Q3 2008	Growth
Net sales	259.7	230.8	13%
Net sales at constant exchange rates	268.7	230.8	16%
Operating income, adjusted	81.8	66.8	22%
Net income, adjusted	53.5	42.4	26%
EPS, adjusted (US$)	0.26	0.21	24%

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

The Company reported that consolidated net sales for its third quarter 2009 increased 13% to $259.7 million from $230.8 million in the same quarter of 2008. Excluding the unfavorable impact from foreign currency exchange rates, net sales for the third quarter 2009 would have increased 16%. The reported operating income for the quarter increased 40% to $53.4 million from $38.2 million in the same quarter of 2008, and net income for the quarter increased 81% to $37.7 million from $20.8 million in the same quarter of 2008. Diluted earnings per share for the third quarter increased 80% to $0.18 in 2009 from $0.10 in 2008.

On an adjusted basis, third quarter operating income increased 22% to $81.8 million in 2009 from $66.8 million in 2008, and third quarter 2009 adjusted net income increased 26% to $53.5 million from $42.4 million in 2008. Adjusted diluted earnings per share increased 24% to $0.26 in the third quarter 2009 from $0.21 in 2008.

Nine-Month Period 2009 Results

For the nine-month period ended September 30, 2009, net sales increased 10% to $720.7 million compared to $655.8 million in the same period of 2008. Operating income as reported for the nine months ended September 30, 2009 increased 30% to $137.3 million from $105.2 million for the same period in 2008. Net income increased 45% to $93.3 million from $64.4 million in 2008, and diluted earnings per share increased 45% to $0.45 in 2009 from $0.31 in 2008.

On an adjusted basis, operating income for the nine-month period ended September 30, 2009 increased 14% to $212.7 million in 2009 from $186.1 million in 2008, and adjusted net income increased 19% to $142.0 million from $119.6 million. Adjusted diluted earnings per share in the nine months ended September 30, 2009 increased 19% to $0.69 per share from $0.58 per share in the same period of 2008.

QIAGEN’s third quarter and nine-month period 2009 results include the results of operations from the Company’s recent acquisitions, the most significant of which was DxS Ltd., acquired in September 2009, and Corbett Life Science, acquired in July 2008. Reconciliations of reported results determined in accordance with generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“We are very pleased with our financial performance in the third quarter of 2009,” said Peer Schatz, QIAGEN’s Chief Executive Officer. “We saw strong growth in revenues, operating margins and adjusted net income – all of which exceeded our guidance. In addition, our organic revenue growth came in very strong at 15%.”

“Revenue growth was highest in sales to customers in molecular diagnostics (approximately 50% of total revenues) followed by sales to customers in pharma

(approximately 21% of total revenues), in applied testing (approximately 6% of total revenues) and in academia (approximately 23% of total revenues). Growth of our sales to customers in molecular diagnostics was fueled by strong sales of our “prevention” products (primarily HPV screening), ”personalized health care” assays (including our KRAS testing solutions) and profiling solutions (including our influenza and other infectious disease assays). Sales to customers in the pharmaceutical and biotech industry conducting clinical development continued to experience solid growth and sales to customers in pharma discovery are improving. The academic research markets continued to perform solidly and we are looking forward to the effect of the stimulus programs which are expected for 2010.”

“The markets we serve demonstrated robust demand and solid economic trends. We are very pleased with the strategic momentum we were able to build since the announcement of our second quarter results in August. Since August we have announced the following acquisitions:

•

The pending acquisition of SABiosciences will add to QIAGEN a portfolio of PCR-based, pathway-focused panels that represent highly efficient solutions for pathway- and disease-biomarker discovery and development in pharmaceutical and biomedical research. The efforts associated with the validation of such biomarkers can at the same time serve as engines for novel content for molecular diagnostics.

•	The acquisition of DxS Ltd. combines two leadership positions to create a very powerful leader in a transformational area of healthcare: personalized healthcare.

Both transactions are key elements of our strategy to lead in molecular diagnostics-based prevention, profiling and personalized healthcare. These three pillars of our molecular diagnostics strategy are expected to significantly shape and contribute to future improvements in healthcare and have the potential to provide significant benefits to patients as well as exceptional value for payers, providers, and the pharmaceutical industry.”

“QIAGEN experienced a successful third quarter. Reported revenues and adjusted earnings per share exceeded our expectations,” said Roland Sackers, QIAGEN’s Chief Financial Officer. “Assuming constant exchange rates for both quarters, and adjusted for the divesture of certain assets related to our activities in HLA diagnostics (transplantation diagnostics), revenue growth was 18% and was fueled by a strong organic growth of 15% and a positive contribution of 3% from acquisitions.

Our consumable products portfolio contributed 12% growth (16% at constant exchange rates) and our sales of instrumentation products recorded a growth rate of 18% (23% at constant exchange rates). Net sales in the Americas for the third quarter 2009 represented approximately 51% of our overall business and recorded a growth rate of 12% (15% at constant exchange rates) and European sales, which represent approximately 35% of our revenues, showed a growth rate of 16% (24% at constant exchange rates). Net sales in Asia remained strong, showing a growth rate of 41% (37% at constant exchange rates).”

Increase of Fiscal Year 2009 Guidance Range

Based on the successful first nine months and a positive outlook for the rest of the year, QIAGEN is increasing its expectations for adjusted diluted earnings per share for the fiscal year 2009 from the previous range of $0.86 to $0.90 (based on a weighted average number of fully diluted shares outstanding of approximately 214 million following the equity offering in September 2009) to now between $0.88 and $0.90 based on foreign currency exchange rates as of January 31, 2009.

QIAGEN—Sample and Assay Technologies Highlights

•

In September, QIAGEN acquired DxS Ltd., a developer and manufacturer of companion diagnostic products (CDx) for Personalized Healthcare (PHC). With this acquisition, QIAGEN has added to its own activities in CDx and taken a strong leadership position in the new era of PHC. The Company believes it offers all the required elements to help drive and shape this rapidly emerging trend in healthcare. The acquisition of DxS brings to QIAGEN a portfolio of molecular diagnostic assays and intellectual property, as well as a deep pipeline of active or planned companion diagnostic partnerships in oncology with many of the leading pharmaceutical companies, including Amgen, Boehringer Ingelheim, Bristol-Myers Squibb, AstraZeneca and others. These assets complement QIAGEN’s strong existing portfolio of personalized healthcare diagnostic solutions and are very synergistic with QIAGEN’s sample and assay technologies.

•

In November, QIAGEN announced that it is in the process of acquiring SABiosciences. This transaction will add to QIAGEN’s product offering a leading portfolio of PCR-based, disease and pathway-based panels that play key roles in biomedical research and the development of future drugs and diagnostics. The offerings from SABiosciences can significantly increase QIAGEN’s footprint in the rapidly emerging segment of molecular analysis-based clinical development in pharmaceutical and biomedical research. In addition, the use of these panels and the resulting validation of select biomarkers from these panels by institutions conducting biomedical and pharmaceutical research has the potential to serve as a unique engine to support the expansion of the test menu for QIAGEN’s diagnostics platforms – in particular in the area of personalized health care but also in prevention and profiling. As such, this transaction is highly synergistic with QIAGEN’s activities in the fast growing segments of solutions for pharmaceutical development and molecular diagnostics.

•

In September, QIAGEN and Merck & Co., Inc. announced the creation of a joint program to increase access to HPV vaccination and HPV DNA testing in some of the poorest areas of the world. This initiative is the first collaboration of a vaccine manufacturer and a molecular diagnostics company to address the burden of cervical cancer with a comprehensive approach. Representing a combined value of approximately $600 million based on current U.S. prices, the commitments of QIAGEN and Merck were highlighted among a select group of corporate initiatives announced at the annual meeting of the Clinton Global Initiative in September. QIAGEN intends to add to its existing one million test donation program by providing the digene HC2 HPV DNA Test (as known as the digene HPV Test) and a new HPV DNA test that is currently in development for use specifically in the developing world to screen an additional 500,000 women. In addition, Merck intends to provide up to five million free doses of its cervical cancer vaccine, GARDASIL® [Human Papillomavirus Quadrivalent (Types 6, 11, 16 and 18) Vaccine Recombinant].

•

In September, QIAGEN opened its new Asia headquarters in Zhangjiang High-Tech Park, Pudong, Shanghai, China. QIAGEN established Shanghai as the location for its Asia headquarters in 2006. Resources and employees that were previously spread across different locations have been brought together at the new site in Zhangjiang High-Tech Park—which has emerged as the biotechnology hub of China. Zhangjiang High-Tech Park is home to 15 multinational pharmaceutical R&D centers, 32 Contract Research Organization (CRO) companies, 29 major pharma manufacturing plants and over 200 biotech-pharma companies. QIAGEN’s new facility provides better access to the Company’s new technologies and applications and reduces delivery time to thousands of scientists working in the Park.

•

In the first nine months of 2009, QIAGEN launched more than 48 new products in the area of Sample & Assay Technologies including a range of applications used to analyze genetic differences between individuals or cells, the Type-it® HRM PCR Kit and Rotor-Gene® ScreenClust HRM Software. HRM (high resolution melting) technology enabling fast, accurate genotyping results. In addition QIAGEN launched a new PCR-based Influenza A/H1N1 test that enables both the highly sensitive and specific detection of the novel Influenza A/H1N1, the virus that causes “swine flu”, as well as of all other known Influenza A and B virus strains and several QIAsafe DNA Blood Products, the first dry blood storage solutions available on a matrix, based on Biomatrica’s innovative SampleMatrix® technology.

•

In September, QIAGEN placed 31.6 million shares (including the full exercise of an over-allotment option) at a price of $20.25 per share. QIAGEN used and expects to use the net proceeds of approximately $624 million to fund the acquisition of DxS Ltd. as well as potential future acquisitions, to strengthen its balance sheet and for general corporate purposes.

•

In October, QIAGEN started the relocation of its activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. The restructurings follow the acquisition of Corbett in 2008 and consolidate QIAGEN’s instrument manufacturing activities. The closure and relocation is intended to be completed in the second quarter of 2010 and is expected to result in an increase in QIAGEN’s future profitability. QIAGEN expects to incur total restructuring charges of approximately $4 to $5 million before taxes for the remainder of fiscal 2009 and fiscal 2010.

Conference Call and Webcast Details

Detailed information on QIAGEN’s business and financial performance will be presented during its conference call on November 10, 2009 at 9:30am ET. The corresponding presentation slides will be available for download on the Company’s website at www.qiagen.com/goto/ConferenceCall. A webcast of the conference call will also be available at www.qiagen.com/goto/ConferenceCall.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results to give additional insight into its financial performance as well as considered results on a constant currencies basis. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The Company believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make these isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. The Company provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the first FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs more than 3,300 people in over 30 locations worldwide. Further information about QIAGEN can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the applied testing markets, clinical research markets and proteomics markets, women’s health/HPV testing markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, changing relationships with customers, suppliers and strategic partners, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets, and other factors), our ability to obtain regulatory approval of our infectious disease panels, difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors’ products, market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. In addition certain statements contained in this news release are based on company assumptions, including, but not limited, to revenue allocations based on business segments. For further information, refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)	Three months ended September 30,
	2009	2008
Net sales	$259,659	$230,800
Cost of sales	86,647	77,861

Gross profit	173,012	152,939

Operating expenses:
Research and development	26,747	24,073
Sales and marketing	60,719	55,972
General and administrative, integration and other	27,805	29,868
Purchased in-process research and development	—	830
Acquisition related intangible amortization	4,387	4,018

Total operating expenses	119,658	114,761

Income from operations	53,354	38,178

Other income (expense):
Interest income	678	2,095
Interest expense	(7,405)	(9,194)
Other income, net	2,692	(3,233)

Total other expense	(4,035)	(10,332)

Income before provision for income taxes and noncontrolling interest	49,319	27,846
Provision for income taxes	11,629	6,679

Net income	37,690	21,167

Less: Noncontrolling interest	—	376

Net income attributable to QIAGEN N.V.	$37,690	$20,791

Weighted average number of diluted common shares	208,316	204,600

Diluted net income attributable to QIAGEN N.V. per common share	$0.18	$0.10

Diluted net income attributable to QIAGEN N.V. per common share, adjusted	$0.26	$0.21

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in thousands, except per share data)	Nine months ended September 30,
	2009	2008
Net sales	$720,748	$655,794
Cost of sales	241,787	213,555

Gross profit	478,961	442,239

Operating expenses:
Research and development	77,340	69,281
Sales and marketing	175,857	167,746
General and administrative, integration and other	76,210	88,672
Purchased in-process research and development	—	830
Acquisition related intangible amortization	12,289	10,484

Total operating expenses	341,696	337,013

Income from operations	137,265	105,226

Other income (expense):
Interest income	2,541	7,391
Interest expense	(22,136)	(28,832)
Other income, net	5,249	(672)

Total other expense	(14,346)	(22,113)

Income before provision for income taxes and noncontrolling interest	122,919	83,113
Provision for income taxes	29,616	18,272

Net income	93,303	64,841

Less: Noncontrolling interest	—	491

Net income attributable to QIAGEN N.V.	$93,303	$64,350

Weighted average number of diluted common shares	205,096	204,999

Diluted net income attributable to QIAGEN N.V. per common share	$0.45	$0.31

Diluted net income attributable to QIAGEN N.V. per common share, adjusted	$0.69	$0.58

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)	September 30, 2009	December 31, 2008

	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	$861,273	$333,313
Accounts receivable, net	181,692	158,440
Income taxes receivable	27,843	14,441
Inventories, net	133,618	108,563
Prepaid expenses and other	135,192	61,424
Deferred income taxes	32,543	27,374

Total current assets	1,372,161	703,555

Long-Term Assets:
Property, plant and equipment, net	310,215	289,672
Goodwill	1,273,754	1,152,105
Intangible assets, net	693,777	640,309
Deferred income taxes	78,016	73,766
Other assets	26,728	25,916

Total long-term assets	2,382,490	2,181,768

Total assets	$3,754,651	$2,885,323

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$42,078	$48,836
Accrued and other liabilities	236,980	163,513
Income taxes payable	33,414	14,288
Current portion of long-term debt	50,000	25,000
Current portion of capital lease obligations	3,342	2,984
Deferred income taxes	10,256	7,754

Total current liabilities	376,070	262,375

Long-Term Liabilities:
Long-term debt, net of current portion	870,000	920,000
Capital lease obligations, net of current portion	28,797	29,718
Deferred income taxes	237,530	212,589
Other	13,945	6,797

Total long-term liabilities	1,150,272	1,169,104

Shareholders’ Equity:
Common shares, EUR .01 par value:
Authorized—410,000 shares
Issued and outstanding—231,130 shares in 2009 and 197,839 shares in 2008	2,697	2,212
Additional paid-in-capital	1,606,218	958,665
Retained earnings	571,115	477,812
Accumulated other comprehensive income	48,279	15,155

Total QIAGEN N.V. shareholders’ equity	2,228,309	1,453,844

Total liabilities and shareholders’ equity	$3,754,651	$2,885,323

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended September 30, 2009

(in thousands, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$259,659	$173,012	$53,354	$49,319	$(11,629)	$37,690	$0.18
Adjustments:
Business integration, acquisition related and restructuring costs	—	177	2,790	2,790	(918)	1,872	0.01
Purchased intangibles amortization	—	13,111	17,499	17,499	(6,082)	11,417	0.06
Share-based compensation	—	245	2,348	2,348	(678)	1,670	0.01
Acquisition of DxS Ltd.	—	2,515	5,784	5,784	(1,661)	4,123	0.02
Transfer of Olerup SSP business and other acquisition related income	—	—	—	(2,429)	(835)	(3,264)	(0.02)

Total adjustments	—	16,048	28,421	25,992	(10,174)	15,818	0.08

Adjusted results	$259,659	$189,060	$81,775	$75,311	$(21,803)	$53,508	$0.26

*	Using 208,316 diluted shares

Three months ended September 30, 2008

(in thousands, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$230,800	$152,939	$38,178	$27,846	$(6,679)	$20,791	$0.10
Adjustments:
Business integration, acquisition related and restructuring costs	—	396	9,122	9,122	(3,138)	5,984	0.03
Purchased in-process R&D	—	—	830	830	—	830	—
Purchased intangibles amortization	—	12,776	16,794	16,794	(5,876)	10,918	0.06
Share-based compensation	—	223	1,896	1,896	(580)	1,316	0.01
Acquisition related impairment	—	—	—	4,000	(1,480)	2,520	0.01

Total adjustments	—	13,395	28,642	32,642	(11,074)	21,568	0.11

Adjusted results	$230,800	$166,334	$66,820	$60,488	$(17,753)	$42,359	$0.21

*	Using 204,600 diluted shares

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Nine months ended September 30, 2009

(in thousands, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$720,748	$478,961	$137,265	$122,919	$(29,616)	$93,303	$0.45
Adjustments:
Business integration, acquisition related and restructuring costs	—	688	10,705	10,705	(3,396)	7,309	0.04
Purchased intangibles amortization	—	39,290	51,579	51,579	(17,973)	33,606	0.17
Share-based compensation	—	699	7,352	7,352	(2,229)	5,123	0.02
Acquisition of DxS Ltd.	—	2,515	5,784	5,784	(1,661)	4,123	0.02
Transfer of Olerup SSP business and other acquisition related income	—	—	—	(2,429)	(835)	(3,264)	(0.02)
Acquisition related write-off of prepaid expenses and other asset impairment	—	—	—	2,703	(870)	1,833	0.01

Total adjustments	—	43,192	75,420	75,694	(26,964)	48,730	0.24

Adjusted results	$720,748	$522,153	$212,685	$198,613	$(56,580)	$142,033	$0.69

*	Using 205,096 diluted shares

Nine months ended September 30, 2008

(in thousands, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	$655,794	$442,239	$105,226	$83,113	$(18,272)	$64,350	$0.31
Adjustments:
Business integration, acquisition related and restructuring costs	—	396	27,723	27,723	(9,760)	17,963	0.09
Purchased in-process R&D	—	—	830	830	—	830	—
Purchased intangibles amortization	—	35,551	46,035	46,035	(16,306)	29,729	0.15
Share-based compensation	—	763	6,251	6,251	(2,001)	4,250	0.02
Acquisition related impairment	—	—	—	4,000	(1,480)	2,520	0.01

Total adjustments	—	36,710	80,839	84,839	(29,547)	55,292	0.27

Adjusted results	$655,794	$478,949	$186,065	$167,952	$(47,819)	$119,642	$0.58

*	Using 204,999 diluted shares